Exhibit 21.1

Name	Jurisdiction

SSD, Inc.	Delaware, United States

Cogent Systems (GmbH)	Vienna, Austria

Cogent Systems, Inc. (China)	Shenzhen, China

Cogent Systems, Inc, (Canada)	Ontario, Canada